UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

DOCUMENT SECURITY SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

25614T200
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Singapore eDevelopment Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614T200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
11,493,641 (1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
11,493,641 (1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,493,641 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.77(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Consists of (a) 1,786,531 shares of common stock, par value $0.02 per share, of Document Security Systems, Inc. (“Common Stock”) held by Heng Fai Holdings Limited (“Heng Fai Holdings”), (b) 500,000 shares of Common Stock held by BMI Capital Partners International Limited (“BMI Capital”), (c) 683,000 shares of Common Stock held by Hengfai Business Development Pte Ltd. (“Hengfai Business Development”), (d) 2,077,682 shares of Common Stock held by the Reporting Person; and (e) 6,446,428 shares of Common Stock held by LiquidValue Development Pte Ltd.

(2) Based on 36,180,557 shares of Common Stock outstanding.

CUSIP No. 25614T200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LiquidValue Development Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
6,446,428
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
6,446,428
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,446,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.82%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Based on 36,180,557 shares of Common Stock outstanding.

This Amendment No. 7 on Schedule 13D amends the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018, Amendment No. 3, filed on February 20, 2019, Amendment No. 4, filed on March 27, 2019, Amendment No. 5, filed on June 11, 2019, and Amendment No. 6, filed on July 23,2019 (the “Sixth Amended Schedule 13D”), which relates to the Common Stock of the Issuer filed by Heng Fai Ambrose Chan (the “Reporting Person”). Except as previously amended and expressly amended below, the Sixth Amended Schedule 13D remains in effect and capitalized terms not defined herein are defined in the Sixth Amended Schedule 13D.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 7 to the Schedule 13D relates is the common stock, $0.002 par value per share, of Document Security Systems, Inc. (“Common Stock”), a New York Corporation (the “Issuer”). The principal offices of the Issuer are located at 200 Canal View Boulevard, Suite 300, Rochester, NY 14623.

Item 2. Identity and Background

(a) This statement is being filed by Heng Fai Ambrose Chan and LiquidValue Development Pte Ltd., an entity owned and controlled by Mr. Chan (the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Singapore eDevelopment Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.

(c) Mr. Chan is the Chairman and Chief Executive Officer of Singapore eDevelopment Limited and is the Chairman and Chief Executive Officer of HF Enterprises Inc. The business address of Singapore eDevelopment Limited is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987. The business address of HF Enterprises Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814. Mr. Chan also serves as Executive Chairman of the Issuer and as Executive Chairman and Chief Executive Officer of one of the Issuer’s subsidiaries. The Issuer has a business address at 200 Canal View Boulevard, Suite 300, Rochester, NY 14623.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chan is a citizen of the Republic of Singapore and LiquidValue Development Pte Ltd. was formed in the Republic of Singapore.

Item 3. Source and Amount of Funds or Other Considerations

On November 1, 2019, the Reporting Persons purchased 6,000,000 shares of the Issuer’s Common Stock, pursuant to a private placement, at a purchase price equal to $0.3037 per share. All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

The Reporting Persons determined that it was in the best interest of the Issuer, its stockholders, and the Reporting Persons to purchase the shares.

The Reporting Persons have previously increased their ownership in the Issuer and may add to their holdings of the Issuer’s common stock in the future.

Item 5. Interest in Securities of the Issuer

a)	On November 1, 2019, the Reporting Persons purchased from the Issuer 6,000,000 shares of the Issuer’s Common Stock, pursuant to a private placement, in consideration for $1,822,200.

Personal ownership by the Heng Fai Ambrose Chan: 2,077,682 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate Heng Fai Holdings Limited: 1,786,531 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate BMI Capital Partners International Limited: 500,000 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate Hengfai Business Development Pte. Ltd.: 683,000 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate LiquidValue Development Pte Ltd: 6,446,428 shares of Issuer’s common stock.

c)	Each of the transactions described in this Item 5 were reported on a Form 4 filed by Mr. Chan with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filing is expressly incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with LiquidValue Development Pte Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2019	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

LiquidValue Development Pte Ltd

/s/ Heng Fai Ambrose Chan
Name:	Heng Fai Ambrose Chan
Title:	Director